Exhibit 99(a)(1)(G)

Election Confirmation for Employees who Submit a Paper Election Form

Date:

Subject: Confirmation of Election to Participate in Option Exchange Program

Dear [Employee Name],

Your election to exchange certain eligible options for restricted stock units (“RSUs”) has been recorded as follows:

Original Options								Replacement RSUs
Option Grant Number	Plan/ Option Type	Option Grant Date	Exercise Price Per Share	Options Outstanding(1)	Options Vested(1)	Options Unvested(1)	For VPS Only(2): Number of Options Elected for Exchange	Exchange Ratio	RSUs in Exchange	RSUs with 1 Year Vesting Schedule(3)(5)	RSUs with 2 Year Vesting Schedule (4)(5)	Election (Yes/No)

(1)	The number of options outstanding, vested and unvested reflects information through August 31, 2010.
(2)	Vice presidents of Silicon Image may tender less than all outstanding eligible options subject to a particular option grant because they are only permitted to tender up to 50% of their eligible options. All other employees are permitted to tender up to 100% of their eligible options and are required to do so on a grant-by-grant basis.
(3)	The number of RSUs vesting on the one year anniversary of the grant date is equal to 100% of the RSUs received for vested options and 50% of the RSUs received for unvested options, unless you are a vice president of the Silicon Image. If you are a vice president, all of the RSUs will vest as set forth in footnote 5 below.
(4)	The number of RSUs vesting on the two year anniversary of the grant date is equal to 50% of the RSUs received for unvested options, unless you are a vice president of the Silicon Image. If you are a vice president, all of the RSUs will vest as set forth in footnote 5 below.
(5)	For vice presidents, the number of RSUs vesting on each of the one and two year anniversaries of the grant date is equal to 50% of the RSUs received, regardless of whether the eligible options tendered in exchange are vested or unvested.

If the above is not your intent, or if you change your mind and wish to change or withdraw your election, we encourage you to change your election by completing and submitting a new Election Form [through the offer website at https://siliconimage.equitybenefits.com or]* by facsimile or e-mail (via PDF or similar imaged document file) by 9:00 p.m., U.S. Pacific Time, on August 31, 2010, to:

Michael Macalintal

SEC Reporting Manager

Silicon Image, Inc.

E-mail: michael.macalintal@siliconimage.com

Fax: (408) 830-9531

Only responses that are complete and actually received by Silicon Image via [the offer website,]* facsimile or e-mail by the deadline will be accepted. Responses submitted by any other means, including hand delivery, interoffice mail or U.S. mail (or other post) or express mail, are not permitted. If you have questions, please direct them to michael.macalintal@siliconimage.com.

*[The bracketed language in bold marked with an asterisk is not included on the Election Confirmation for vice presidents.]